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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                               SCHEDULE 14D-1

                   (Amendment No. 19 -- FINAL AMENDMENT)


                           Tender Offer Statement
   (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)



                            CBI Industries, Inc.
                         (Name of Subject Company)

                               Praxair, Inc.
                            PX Acquisition Corp.
                                 (Bidders)

    Common Stock, $2.50 par value per share (and the associated Rights)
                       (Title of Class of Securities)

                                124800-10-3
                   (CUSIP Number of Class of Securities)

                             David H. Chaifetz
                      Vice President, General Counsel
                               and Secretary
                               Praxair, Inc.
                           39 Old Ridgebury Road
                      Danbury, Connecticut 06810-5113
                               (203) 837-2000
          (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications on Behalf of Bidder)



                                 Copies to:
                           Neil T. Anderson, Esq.
                            Sullivan & Cromwell
                              125 Broad Street
                          New York, New York 10004
                               (212) 558-4000

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   CUSIP No. 124800103



 1.  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Praxair, Inc.
     (06-1249050)



 2.  Check the Appropriate Box if a Member of a Group                   (a) [ ]
                                                                        (b) [ ]


 3.  SEC Use Only



 4.  Sources of Funds
     WC, BK



 5.  Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(e) or 2(f)                                                  [ ]



 6.  Citizenship or Place of Organization
     Delaware


 7.  Aggregate Amount Beneficially Owned by Each Reporting Person
     Indirectly through PX Acquisition Corp., its wholly-owned subsidiary:
     40,942,814 shares of Common Stock (including approximately 8,131,792 shares subject to guarantee of delivery)



 8.  Check if the Aggregate Amount in Row (7) Excludes Certain Shares       [ ]



 9.  Percent of Class Represented by Amount in Row (7)
     90.7% of Common Stock


 10. Type of Reporting Person
     CO

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   CUSIP No. 759458102



 1.  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     PX Acquisition Corp.



 2.  Check the Appropriate Box if a Member of a Group                   (a) [ ]
                                                                        (b) [ ]


 3.  SEC Use Only



 4.  Sources of Funds
     AF



 5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(e) or 2(f)                                                     [ ]



 6.  Citizenship or Place of Organization
     Delaware


 7.  Aggregate Amount Beneficially Owned by Each Reporting Person
     Directly: 40,863,614 shares of Common Stock (including approximately 8,131,792 shares subject to guarantee of delivery)



 8.  Check if the Aggregate Amount in Row (7) Excludes Certain Shares       [ ]



 9.  Percent of Class Represented by Amount in Row (7)
     90.5% of Common Stock


 10. Type of Reporting Person
     CO

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      This Amendment No. 19--Final Amendment amends and supplements the
Tender Offer Statement on Schedule 14D-1, as amended (the "Schedule 14D-1"), originally filed by Praxair, Inc., a Delaware corporation ("Praxair"), and PX Acquisition Corp., a Delaware corporation (the "Purchaser"), on November 3, 1995 relating to the tender offer disclosed therein to purchase all of the outstanding Shares (including any associated Rights) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 3, 1995, and the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings set forth in the
Schedule 14D-1.

Item 6.   Interest in Securities of the Subject Company.

      Item 6 is hereby amended and supplemented by adding thereto the following:

(a)-(b)  The Offer expired at 12:00 midnight, New York City time, on
Thursday, January 11, 1996. Based on information provided by the Depositary, there were validly tendered and not withdrawn 40,863,514 Shares (including 8,131,792 Shares tendered by means of guaranteed delivery), or approximately 90% of the issued and outstanding Shares. On January 12, 1996, Praxair issued the press release attached hereto as Exhibit (a)(38).

Item 11.   Material to be Filed as Exhibits.

      Item 11 is hereby amended and supplemented by adding thereto the following:

(a)(38)  Text of press release dated January 12, 1996.

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                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 1996
                                       PRAXAIR, INC.


                                       By: /s/ David H. Chaifetz
                                          Name: David H. Chaifetz
                                          Title: Vice President, General
                                                  Counsel and Secretary


                                       PX ACQUISITION CORP.


                                       By: /s/ David H. Chaifetz
                                          Name: David H. Chaifetz
                                          Title: President-Secretary

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                             INDEX TO EXHIBITS


                                                                 Sequentially
  Exhibit                                                          Numbered
    No.                         Description                          Pages

 (a)(38)       Text of press release dated January 12, 1996.